

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2012

Via E-mail
Mr. Steven J. Borst
Chief Financial Officer
Q Holdings, Inc.
615 Arapeen Drive, Suite 102
Salt Lake City, UT 84108

> **Re:** **Q Holdings, Inc.**
> **Amendment No. 2 on Form 8-K/A**
> **Filed January 10, 2012**
> **File No. 000-52062**

Dear Mr. Borst:

We have reviewed your amended filing and correspondence dated January 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed January 10, 2012

1. We note your response to Comment 1 and reissue the comment in part. Please amend your Form 8-K/A to quantify the potential aggregate milestones payable under your license agreement with the University of Utah Research Foundation. Although you seek confidential treatment for individual milestone payments, which can be withheld from disclosure pursuant to a confidential treatment request, please note that aggregate milestones payable is considered material disclosure to investors and, as such, is not the appropriate subject for confidential treatment.

2. We note your response to Comment 4 and reissue the comment in part. Please file the agreement with Goodwin Biotechnology as an exhibit to your Form 8-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or, alternatively, provide your analysis why the company is not substantially dependent on the contract.

3. Please revise your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2011.

4. Please revise your filing to provide executive compensation disclosure required by Item 402(p) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel S. Greenspan

Jeffrey P. Riedler
Assistant Director

cc: Joseph M. Patricola, Esq.
        The Sourlis Law Firm
        The Courts of Red Bank
        130 Maple Avenue, Suite 9B2
        Red Bank, NJ 07701